EXHIBIT 10.06

8989 Herrmann Drive, Suite 300 Columbia, Maryland 21045 www.atcassociates.com 410-381-0232 Fax 410-381-8908

December 17, 2004

Mr. Wayne Miller

Prudential Mortgage Capital Company

c/o Prudential Bache Properties

Two Ravinia Drive, Suite 1400

Atlanta, Georgia 30346

Re:	Proposal for Response Action Plan (RAP) Implementation Central Hampton Business Park 9244 East Hampton Drive Capitol Heights, Maryland Proposal Number: 040M408

Dear Mr. Miller:

ATC Associates Inc. (ATC) is pleased to submit this proposal to Prudential-Bache/Watson & Taylor, Ltd./2 (Client) to provide environmental services at the above-referenced site. ATC understands that a Response Action Plan (RAP) dated November 4, 2004 has been prepared by MACTEC Engineering and Consulting, Inc. (MACTEC) and approved by the Maryland Department of the Environment (MDE). Furthermore, ATC has been provided with a copy of MACTEC’s scope of work (SOW) for the implementation of the approved RAP. ATC has used the Client supplied SOW in order to prepare cost estimates and our proposal follows the same formatting for easy comparison. Where appropriate, ATC has made modifications to the provided SOW.

This proposal assumes that ATC will have unlimited access to the site during all proposed on-site work.

PROPOSED SCOPE OF WORK

As described above, ATC has utilized the Client supplied RAP and SOW for completion of this proposal and the following sections are brief descriptions of each task.

Task 8.0—SVE System Design Specifications and Contractor Bid Evaluations

ATC will prepare design specifications and subcontractor bid packages, where applicable, in order to request detailed bids for the installation of five new wells, installation of a soil vapor extraction (SVE) system with granular activated carbon (GAC) treatment, soil removal and disposal, and chemical oxidation of the subsurface. The following services will be evaluated:

•	Vapor emission treatment using granular activated carbon (GAC), including design, implementation, and servicing program

•	Well installation

•	Laboratory analytical testing services

•	SVE system design and construction

•	SVE system installation (including electrical hook-up)

•	Soil removal and disposal

•	Chemical oxidation pilot study and implementation design

•	Chemical oxidation delivery to subsurface

Task 8.0—SVE System Design Specifications and Contractor Bid Evaluations	$5,095.00

Task 8.1—Utility Clearance, Permits, and Site-Specific Health and Safety Plan (HASP)

Public utility clearances will be obtained prior to the initiation of all on-site work. MissUtility requires at least 48 hours notification to perform a utility mark out. ATC does not guarantee marking the exact locations of public utilities. Furthermore, MissUtility will not mark utilities on private property. ATC understands that as-built drawings showing the on-site utilities will be provided prior to any on-site work is performed. ATC is not responsible for damage to underground utilities that are not properly located by public locators or not shown on as-built drawings. Furthermore, ATC is not responsible for damage to USTs and/or piping, or release of product from any USTs whose locations were unknown prior to initiating on-site work.

ATC will obtain permits for the installation of the five proposed wells. Prior to the installation of the SVE system, ATC will prepare and submit an air quality permit to construct application to the MDE. Additionally, ATC will request a hazardous waste generator permit number from the MDE (on behalf of the Client).

ATC will prepare a site specific Health and Safety Plan (HASP) based on reported site conditions and Client provided information. The HASP will reference the appropriate safety precautions for the specific work to be performed on site during the field activities, and the appropriate measures to take in the event of an incident. The HASP will be maintained by ATC and be on site during the proposed fieldwork.

Task 8.1—Clearance, Permits, and Site-Specific Health and Safety Plan (HASP)	$3,720.00

Task 8.2—Well Installation (new SVE wells)

A total of five SVE recovery/groundwater monitoring wells will be installed at the site in accordance with the RAP. ATC will contract a qualified Maryland licensed well driller to complete well installation activities. A hollow stem auger drill rig will be utilized to install the four exterior wells and a skid mounted direct push rig will be utilized to install the one interior boring due to height restrictions. During completion of the wells, ATC will provide on-site technical oversight, field screening, and soil sample collection.

It is ATC’s understanding that one of the wells (W-12) will be located within the on-site building and that two interior non-load bearing walls will need to be demolished and removed prior to well installation. ATC has provided costs associated with the demolition and removal of these interior walls. These costs assume that the walls are constructed of wood or metal stud framing and drywall and do not contain any asbestos, electrical and/or plumbing outlets, wiring/lines, or other devices. Additionally, this proposal assumes that ATC is not responsible for reconstruction of the walls, refinishing, or other touch-up type of work associated with demolition activities.

The new wells will be constructed of 4-inch ID PVC casing and well screen. The wells will be installed to an approximate total depth of approximately 25 feet bgs and the screened interval will be placed from five feet bgs to 25 feet bgs. The costs for this task include drilling.

ATC will collect soil samples during the completion of the borings and the soil will be visually observed for indications of impact and continuously scanned with a photoionization detector (PID) for volatile organic compounds (VOCs). One soil sample per boring (new well) will be collected and placed in laboratory approved glassware, packed in a cooler with ice, and transported promptly under proper chain-of-custody to a laboratory for analysis. A total of five soil samples will be submitted for analysis of VOCs via Environmental Protection Agency (EPA) Method 8260.

Task 8.2—Well Installation (new SVE wells)	$20,547.50

Task 8.3—Monitoring Well Development, Gauging, Sampling, and Elevation Survey

In order to determine the baseline water quality data prior to system start-up and chemical oxidant injection, the five new SVE wells and 12 existing groundwater monitoring wells will be developed, sampled, and surveyed. The 17 monitoring wells will be developed utilizing intermittent surging and pumping until a minimum of three well volumes of water is removed and/or the discharge water appears to be relatively clear in appearance, whichever occurs first. All purge water will be containerized on-site as requested by the client. After well development is complete, the wells will be allowed to stabilize for approximately two weeks prior to sampling.

ATC will collect a groundwater sample from each well. Prior to sample collection, ATC will purge approximately three well volumes from each well. All purge water will be containerized on-site as requested by the client. As specified in the information provided by the client, ATC is assuming only three drums will be generated during the completion of Task 8.3.

The groundwater samples will be collected using dedicated disposable bailers. The groundwater samples will be placed in clean, laboratory-approved glassware, labeled, packed in a cooler with ice, and transported promptly under proper chain-of-custody to a certified laboratory for analysis. All groundwater samples will be analyzed for volatile organic compounds (VOCs) via Environmental Protection Agency (EPA) Method 8260. Costs for the laboratory analysis are based on a standard turn-around-time (TAT) of 10 business days. If expedited TAT is requested, additional costs will be incurred.

In addition to sample collection, ATC will collect groundwater data including pH, temperature, conductivity, dissolved oxygen, and oxidation reduction potential (ORP). While on-site to sample the groundwater wells, ATC will survey the top-of-casing elevation to a common on-site datum.

Task 8.3 Monitoring Well Development, Gauging, Sampling, and Elevation Survey	$6,440.50

Task 8.4—Remediation System Installation and Oversight

ATC will perform the installation of the SVE remediation system and associated construction oversight activities. The SVE system will consist of a 5-horsepower explosion-proof regenerative blower to create a vacuum which will induce air flow toward the extraction wells for recovery. The SVE system will also include a moisture collection drum and in-line filter. The system will include control valves and vacuum gauges to monitor and regulate the system.

The extracted soil vapor will be routed from the extraction wells to the blower through below grade PVC piping. This task does not include costs for the characterization, storage, transportation, or disposal of impacted soil associated with the completion of piping trenches as the trenches appear to be located within the source removal area described in task 8.5.

The remediation system will be contained in a six foot by ten foot mobile trailer that will be staged on-site during remediation. A licensed electrical contractor will be utilized to supply power from an on-site source to the control panel inside the mobile trailer. This proposal does not include electrical power costs to operate the system. The treatment of vapor discharge is discussed in task 8.6.

Upon completion of the SVE system installation, ATC will attempt to return all disturbed areas of the site to their original condition. In some instances patching of the asphalt, concrete, etc. will be necessary to complete the restoration work. ATC has not included costs for restoration beyond industry standards. All trenches and excavations will be backfilled with clean fill. ATC has not included costs for flowable fill as other acceptable alternative methods of backfill can be utilized on this site.

Task 8.4—Remediation System Installation and Oversight	$84,908.00

Task 8.5—Removal and Disposal of Impacted Soil

Per the information provided by the Client, some shallow-source soil removal will be completed at the site. ATC understands that a 25 foot long by 35 foot wide by 2 foot depth area of soil will be excavated and transported to a certified disposal facility. ATC also understands that this excavation will block access to several storage units near the southwest corner of Building D. The following scope of work will be completed:

•	An 875 square foot area of asphalt will be removed and disposed of

•	Approximately 65 cubic yards of soil will excavated and directly loaded onto trucks for transport to the disposal facility

•	During excavation, ATC will record observations and collect field-screening data from the removed soils utilizing a photo-ionization detector (PID)

•	Once complete, the excavation will be backfilled and re-asphalted (asphalt cover will be approximately four-inches thick)

Task 8.5—Removal and Disposal of Impacted Soil	$23,260.00

Task 8.6—SVE Vapor Phase Granular Activated Carbon

Per the Response Action Plan (RAP), two 5,000-pound vapor phase granular activated carbon (VPGAC) units will be placed in series and in line with the remediation system trailer. This system will be utilized to maintain emissions to below the permit requirement.

The estimated costs for this task include one-year rental and operation of two 5,000-pound VPGACs with delivery. Based on the client-provided specifications, ATC assumes that approximately eight additional carbon changes will be required during the year. These services are provided by the VPGAC manufacturer as a turn-key service.

The costs provided assume that the carbon will likely be classified as hazardous waste for disposal purposes. The estimated costs do not include the termination and removal costs of the VPGAC units. ATC has provided the termination costs as a separate line item cost, however they are not included in the total estimate.

Task 8.6—SVE Vapor Phase Granular Activated Carbon	$127,251.00
Termination of Unit Rental—2 units @ $4,125.00 / unit (not included in final price)	$8,250.00

Task 8.7—Remediation System Start-Up and First Week of Operation & Maintenance

Upon SVE system start-up, ATC will provide daily operation and maintenance (O&M) of the remediation system for a period of five days. During this period ATC will collect system readings and system samples. More specifically, ATC will collect daily vacuum readings and organic vapor readings in select wells, measurements of the air flow rate, and collection of air samples. This information will be used in an effort to determine the effectiveness of the remediation system.

Task 8.7—Remediation System Start-Up and First Week of Operation & Maintenance	$8,770.00

Task 8.8.1—Remediation System Start-Up Weekly O&M (next three weeks)

ATC will collect system data as described in task 8.7 weekly for a period of three additional weeks.

Task 8.8.1—Remediation System Start-Up Weekly O&M (next three weeks)	$5,067.00

Task 8.8.2—Monthly O&M (11 months)

ATC will provide long-term O&M of the remediation system for the remainder of the year (11 months). ATC will collect system readings and system samples each month. Additionally, ATC will perform monthly maintenance the filters, blower, gauges, valves, and other components of the system. This proposal does not include costs for equipment replacement or repair due to normal operating conditions or conditions beyond ATC’s control.

Task 8.8.2—Monthly O&M (11 months)	$21,846.00

Task 8.8.3—Quarterly Indoor Air Quality Sampling (three events)

Once per quarter for up to three quarters (one quarter will be covered by annual sampling event as described in task 8.8.4), ATC will perform indoor air quality (IAQ) sampling in select tenant spaces to monitor the change in indoor air concentrations. The proposed number of IAQ samples to be collected during this event was not included in the Client supplied SOW or other associated documents; therefore, ATC assumes that three IAQ samples per quarter will be sufficient for adequate monitoring. The IAQ samples will be analyzed for VOCs via EPA Method 8260.

Task 8.8.3—Quarterly Indoor Air Quality Sampling (three events)	$6,000.00

Task 8.8.4—Annual IAQ Sampling (one event)

ATC will collect IAQ samples from within select tenant spaces to monitor the change in indoor air concentrations. The proposed number of IAQ samples to be collected during this event was not included in the Client supplied SOW or other associated documents; therefore, ATC assumes that seven IAQ samples will be sufficient for the annual monitoring event. The IAQ samples will be analyzed for VOCs via EPA Method 8260.

Task 8.8.4—Annual IAQ Sampling (one event)	$3,220.00

Task 8.8.5—Quarterly Groundwater Sampling (three events)

ATC will collect one round of groundwater samples from the on-site wells as described in task 8.3 for three quarters. The proposed number of groundwater samples to be collected during this event was not included in the Client supplied SOW or other associated documents; therefore, ATC assumes that eight groundwater samples will be sufficient for the annual monitoring event. The Client supplied SOW also referenced an additional baseline groundwater sampling event in this task. It appears that this is a mistake and only one round of baseline groundwater sampling should be required; therefore, ATC has not included costs for this event as they are included in task 8.3. All groundwater samples will be analyzed for VOCs via EPA 8260.

Task 8.8.5—Quarterly Groundwater Sampling (three events)	$6,561.00

Task 8.8.6—Annual Groundwater Sampling (one event)

ATC will collect groundwater samples as described in task 8.3 from all existing and proposed on-site wells. All groundwater samples will be analyzed for VOCs via EPA Method 8260.

Task 8.8.6—Annual Groundwater Sampling (one event)	$4,335.50

Task 8.8.7—Quarterly Reporting (four events)

ATC will utilize groundwater elevation, groundwater sampling, system monitoring, system sampling, IAQ sampling, and any other relevant data to prepare quarterly Response Action Plan Monitoring Reports (RMR). Each quarterly report will summarize all field measurements and sampling results and be submitted to the Client for review prior to submittal to the MDE. The RMR report will be submitted to the Client approximately 10 business days after receipt of all necessary laboratory data and other information.

During completion of the RMR, ATC will evaluate the effectiveness of the remediation system and the Client will be notified of any recommended modifications.

Task 8.8.7—Quarterly Reporting (four events)	$6,430.00

Task 8.9—Post Operational Monitoring

ATC will perform post operational monitoring for a total of four quarters upon deactivation of the remediation system. Each quarterly event will include the following tasks:

•	Collection of seven IAQ samples and analysis of VOCs via EPA Method 8260

•	Gauging of all existing and proposed on-site wells

•	Collection of groundwater quality field data including pH, dissolved oxygen, oxidation/reduction potential, temperature, alkalinity, and hardness

•	Sampling of all existing and proposed on-site wells and analysis of VOCs via EPA Method 8260

Additionally, ATC will collect three soil samples from the area adjacent to well W-4 at discreet depths. These samples will also be analyzed for VOCs via EPA Method 8260. Based on a review of the Client supplied SOW, the frequency of this soil sampling event is unclear. ATC assumes that this sampling event will only be performed one time. Additionally, the Client supplied SOW does not include a method of collecting these samples. It is likely that a direct push drill rig will need to be utilized for sample collection. ATC has provided costs for use of this equipment in our proposal.

Task 8.9—Post Operational Monitoring	$27,391.50

Task 9.0—In-Situ Chemical Oxidation Pilot Test and Full-Scale Implementation

ATC understands that based on site conditions and plume characteristics, In-Situ Chemical Oxidation (ISCO) was proposed as the remedial alternative to treat dissolved-phase VOCs. Based on the provided information, ATC has reviewed the current treatment plan of a pilot study and two additional full-scale treatments for the site. ATC has limited information available of the site conditions and plume characteristics in order to complete an estimate of this task. Based on the client-supplied information, ATC has contacted several ISCO manufacturers in an attempt to gather estimated costs and remediation strategies.

With the information provided, ATC proposes the use of a Fenton’s reagent and sodium permanganate for use at this site. This strategy requires the installation of three injectors for the pilot, primary, and polishing treatments. Each injector would have a radius of influence of approximately 15 feet. A total of approximately 7,500 pounds of hydrogen peroxide (50%) and 102 pounds of sodium permanganate will be injected during the treatment. The estimate provided includes project design, injector installation, mobilization, injection program, reagents, and final report.

ATC also notes that with the Client’s authorization, ATC can likely negotiate the same terms for reduced costs from Regenesis as noted in the scope of work. Assuming this reduced cost can be obtained, ATC estimates a net savings of up to $40,000.

Task 9.0—In-Situ Chemical Oxidation Pilot Test and Full-Scale Implementation	$98,230.50
Anticipated savings from Regenesis	$40,000.00

Estimated Cost with savings	$58,230.50

Cost Summary

Task 8.0—SVE System Design Specifications and Contractor Bid Evaluations	$5,095.00
Task 8.1—Clearance, Permits, and Site-Specific Health and Safety Plan (HASP)	$3,720.00
Task 8.2—Well Installation (new SVE wells) (includes driller)	$20,547.50
Task 8.3 Monitoring Well Development, Gauging, Sampling, and Elevation Survey Estimate	$6,440.50
Task 8.4—Remediation System Installation and Oversight	$84,908.00
Task 8.5—Removal and Disposal of Impacted Soil Estimate	$23,260.00
Task 8.6—SVE Vapor Phase Granular Activated Carbon (one year rental)	$127,251.00
Task 8.7—Remediation System Start-Up and First Week of Operation & Maintenance	$8,770.00
Task 8.8.1—Remediation System Start-Up Weekly O&M (next three weeks)	$5,067.00
Task 8.8.2—Monthly O&M (11 months)	$21,846.00
Task 8.8.3—Quarterly Indoor Air Quality Sampling (three events)	$6,000.00
Task 8.8.4—Annual IAQ Sampling (one event)	$3,220.00
Task 8.8.5—Quarterly Groundwater Sampling (three events)	$6,561.00
Task 8.8.6—Annual Groundwater Sampling (one event)	$4,335.50
Task 8.8.7—Quarterly Reporting (four events)	$6,430.00
Task 8.9—Post Operational Monitoring	$27,391.50
Task 9.0—In-Situ Chemical Oxidation Pilot Test and Full-Scale Implementation (includes anticipated reduction)	$58,230.50

TOTAL	$419,073.50

During the execution of a project, any situations that are beyond the scope of work presented here will be reported to the Client. Specific recommendations will be given, but no further actions will be taken without written authorization from the Client. Should additional work be performed, the same unit rates listed on the fee schedule will be applicable. Such additional work would include any consultation and/or contacts with the client beyond that which is necessary to complete the project report.

Our fees will remain binding for 60 days. If our proposal is not activated within 60 days, ATC reserves the right to modify the scope of work and/or costs for such work to reflect current conditions. Once the project is activated, our fees will remain fixed for six months after which minor adjustments to the rates might be necessary to reflect additional costs.

AUTHORIZATION

All work will be conducted in accordance with ATC’s Terms and Conditions. As stated in our Terms and Conditions, payment is due within 30 days of invoicing. If this proposal is acceptable, please sign and return one copy of the Proposal Acceptance Agreement, which is required for project activation and scheduling. ATC will await formal notice to proceed prior to the scheduling of this project.

ATC is pleased to have prepared this proposal for Prudential Mortgage Capital Company c/o Prudential Bache Properties. Should you have any questions, please contact our office in Columbia, Maryland at (410) 381-0232. Our facsimile number is (410) 381-8908.

Respectfully,

ATC ASSOCIATES INC.

/s/ Shawn A. Seaman	/s/ Matthew J. Eberl, CHMM
Shawn A. Seaman	Matthew J. Eberl, CHMM
Manager, Phase II Group	Branch Manager

Authorized by: /s/ Wayne Miller
Wayne Miller
Title: Vice President
Prudential Mortgage Capital Company